SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005
(Commission File No. 333-127853)

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
(Exact name of registrant as specified in its charter)

BELGO-MINEIRA STEEL COMPANY
(Translation of Registrant's name into English)

Av. Carandaí, 1,115, 26° andar
30130-915 – Belo Horizonte, MG, Brazil
55-31-3219-1348
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA SIDERÚRGICA BELGO-MINEIRA	COMPANHIA SIDERÚRGICA DE TUBARÃO

NOTICE TO SHAREHOLDDERS

The managements of Companhia Siderúrgica Belgo-Mineira (“BELGO”) and of Companhia Siderúrgica de Tubarão (“CST”) wish to inform their shareholders that the decisions taken by the general meetings held on September 28 and 30 2005 are final and irrevocable. The said general meetings approved the conversion of the total number of preferred shares issued by BELGO into an equal number of common shares, the incorporation by BELGO of Arcelor Aços do Brasil Ltda. and of APSL ONPN Participações S.A., and the incorporation of shares, the issue of CST, by BELGO (“Restructuring”).

The companies wish to give notice to their shareholders that as from November 11 2005 (inclusive), only the common shares issued by BELGO shall be traded in the market, the preferred shares issued by BELGO and the shares issued by CST ceasing to be negotiated with effect from the end of the trading day on November 10 2005. In the event of any changes in circumstances which might alter the foregoing information, the companies shall immediately give due notification to the market accordingly.

In the next few days, the new shareholders of BELGO shall receive a statement of the post Restructuring shareholding position from the depository bank holding BELGO’s shares (Banco Itaú S.A.). Fractional shares which cannot be allocated to each shareholder due to the conversion ratio of 9.32 shares issued by CST for a single share issued by BELGO, shall be sold on the São Paulo Stock Exchange - BOVESPA by an auction to be held shortly. The product of the sale shall be divided proportionally among the holders of the fractional shares and paid to the said fractional shareholders within a term of 3 (three) business days as from the receipt of these funds by BELGO. Such values shall be credited to the current accounts of the fractional shareholders or transferred by the Brazilian Clearing and Depository Corporation (“CBLC”) to each shareholders’ depository institution. Should it not be possible to identify the account for deposit, the values shall be held at the disposal of the fractional shareholders at Banco Itaú S.A..

The payment of the reimbursement to the shareholders that decided to withdraw from CST, corresponding to 2,000,000 shares, amounted to R$246.000.00. None of BELGO’s shareholders opted to exercise withdrawal rights.

The companies hereby notify that under the terms of the Notice for the Public Offering for the Acquisition of Common Shares of CST (“POS”) published on June 3 2005 (“Notice”), each of the shareholders accepting the conditions of the POS held on July 6 2005 shall have the right to the value corresponding to the difference between the share price received for shares sold through the POS adjusted according to the terms of Clause 8.1 of the Notice and the value per share that the shareholder would be entitled to receive had the right of withdrawal been exercised upon incorporation of CST’s shares by BELGO. This difference, equivalent to R$ 9.03 per lot of a thousand shares and the aforesaid value per share, shall be paid through CBLC on November 14 2005 to those shareholders which agreed to the conditions of the POS.

Should there be any queries, these may be clarified by calling the Investor Relations Department at (31) 3219-1214, 3219-1240, and 3219-1245.

November 10, 2005

ARCELOR
Marc Ruppert	Leonardo Horta
Investor Relations Director	Investor Relations Director
Companhia Siderúrgica Belgo-Mineira	Companhia Siderúrgica de Tubarão

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2005

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

By:	/S/ Marc Ruppert
Name: Marc Ruppert Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.